EXHIBIT (a)(1)(v)

IMMEDIATE ATTENTION REQUIRED

July 27, 2004

Re:	CCC Information Services Inc. 401(k) Retirement Savings & Investment Plan

Dear 401(k) Plan Participant:

Our records reflect that, as a participant in the CCC Information Services Inc. 401(k) Retirement Savings & Investment Plan (the “401(k) Plan”), a portion of your individual account is invested in CCC Information Services Group, Inc. (“CCC” or the “Company”) common stock. CCC has initiated an offer to purchase up to 11,200,000 shares of its common stock for a purchase price of $18.75 per share.

Enclosed are tender offer materials and a Trustee Direction Form that require your immediate attention. These materials describe an offer to purchase up to 11,200,000 shares of CCC’s common stock at a price of $18.75 per share (the “Offer”). As described below, you have the right to instruct T. Rowe Price Trust Company (“T. Rowe Price”), as directed trustee of the 401(k) Plan, whether to tender shares of CCC common stock credited to your individual account under the 401(k) Plan.

To understand the Offer fully and for a more complete description of the terms and conditions of the Offer, you should carefully read the entire Offer to Purchase. The Offer is subject to certain conditions, including the Company obtaining sufficient financing on terms and conditions satisfactory to it to purchase shares pursuant to the Offer and to pay related fees and expenses, as described in Section 3 of the Offer to Purchase.

You will need to complete the enclosed Trustee Direction Form and return it to Computershare Trust Company of New York in the enclosed return envelope so that it is RECEIVED by 5:00 p.m., New York City time, on August 19, 2004, unless the offer is extended, in which case, if administratively feasible, the deadline for receipt of your Trustee Direction Form will be 5:00 p.m., New York City time, on the third business day prior to the expiration of the tender offer, as extended. Please complete and return the enclosed Trustee Direction Form even if you decide not to participate in the tender offer described below. NO FACSIMILE TRANSMITTALS OF THE DIRECTION FORM WILL BE ACCEPTED.

The remainder of this letter summarizes the transaction, your rights under the 401(k) Plan and the procedures for completing the Trustee Direction Form. You should also review the more detailed explanation provided in the Offer to Purchase, which is enclosed with this letter.

BACKGROUND

The Company has made a tender offer to purchase up to 11,200,000 shares of its common stock, $0.10 par value per share (the “Shares”), at a price of $18.75 per Share (the “Offer”). The enclosed Offer to Purchase dated July 27, 2004 (the “Offer to Purchase”) sets forth the objectives, terms and conditions of the Offer and are being provided to all of the Company’s stockholders.

The Company’s Offer to Purchase extends to the Shares held by the 401(k) Plan. As of July 23, 2004, the 401(k) Plan held approximately 86,080 Shares. Only T. Rowe Price, as directed trustee of the 401(k) Plan, can tender these Shares in the Offer. Nonetheless, as a participant under the 401(k) Plan, you have the right to direct T. Rowe Price whether or not to tender some or all of the Shares credited to your individual account in the 401(k) Plan. Unless otherwise required by applicable law, T. Rowe Price will tender Shares credited to participant accounts in accordance with participant instructions and T. Rowe Price will not tender Shares credited to participant accounts for which it does not receive timely instructions. If you do not complete the enclosed Trustee Direction Form and return it to Computershare Trust Company of New York on a timely basis, you will be deemed to have elected not to participate in the Offer and no Shares credited to your 401(k) Plan account will be tendered in the Offer.

The Employee Retirement Income Security Act of 1974, as amended (“ERISA”) prohibits the sale of Shares to the Company for less than “adequate consideration,” which CCC Benefits Administrative Committee will determine based on the prevailing or closing market price of the Shares on or about the date the Shares are tendered by T. Rowe Price pursuant to the Offer (the “prevailing or closing market price”). Accordingly, if the prevailing market price of the Shares on such date is more than the $18.75 per Share tender offer price, T. Rowe Price will be prohibited by ERISA from tendering Shares in accordance with participant directions.

While participants will not recognize any immediate tax gain or loss as a result of this Offer, the tax treatment of future withdrawals or distributions from the 401(k) Plan may be adversely impacted by a tender and sale of Shares within the 401(k) Plan. Specifically, under current federal income tax rules, if you receive a distribution of Shares from the 401(k) Plan that have increased in value while they were held by the 401(k) Plan, under certain circumstances you may have the option of not paying tax on this increase in value, which is called “net unrealized appreciation,” until you sell the Shares. When the Shares are sold, any gain up to the amount of the untaxed net unrealized appreciation is taxed as long-term capital gain. If Shares credited to your individual account are purchased by the Company in the Offer, you will no longer be able to take advantage of this tax benefit.

T. Rowe Price makes no recommendation as to whether to direct the tender of Shares or whether to refrain from directing the tender of Shares. EACH PARTICIPANT MUST MAKE HIS OR HER OWN DECISION ON THESE MATTERS.

CONFIDENTIALITY

To assure the confidentiality of your decision, Computershare Trust Company of New York will tabulate the Direction Forms. Neither Computershare Trust Company of New York nor its affiliates or agents will make the results of your individual direction available to CCC.

PROCEDURE FOR DIRECTING TRUSTEE

Enclosed is a Trustee Direction Form which should be completed and returned to Computershare Trust Company of New York. You can confirm the number of Shares in your account through the 401(k) Plan website at http://rps.troweprice.com. You will need your password to access your accounts. If you need assistance with obtaining a password please contact Ross

Wilken at (312) 229-2082. If you need a new password it may take several days for T. Rowe Price to mail you a password. Please take that into account when trying to determine the number of Shares in your 401(k) Plan account. Additionally, the number of Shares in your account may change between July 27, 2004 and August 24, 2004 (or the expiration date of the Offer) due to investment changes and contributions. However, please note that T. Rowe Price will apply your instructions to the number of Shares credited to your account as of August 19, 2004 or as of a later date if the Offer is extended. If you submit a Trustee Direction Form requesting T. Rowe Price to tender more shares than are in your account on August 19, 2004 (or three business days prior to the expiration date of the Offer if the Offer is extended) T. Rowe Price will tender only the actual number of Shares in your 401(k) Plan accounts on August 19, 2004 (or three business days prior to the expiration date of the Offer if the Offer is extended).

If you do not properly complete the Trustee Direction Form or do not return it by the deadline specified, subject to any extensions of the Offer, Shares credited to your account will be considered NOT TENDERED.

To properly complete your Trustee Direction Form, you must do the following:

(1)	On the face of the Direction Form, check Box 1, 2 or 3. CHECK ONLY ONE BOX:

•	CHECK BOX 1 if you want ALL of the Shares credited to your individual account on August 19, 2004 (or three business days prior to the expiration date of the Offer, if the Offer is extended) tendered for sale in accordance with the terms of the Offer.

•	CHECK BOX 2 if you want to tender a portion of the Shares credited to your individual account. Specify the whole number of Shares credited to your individual account that you want to tender for sale in accordance with the terms of this Offer. If this amount is less than 100% of the Shares in your account, you will be deemed to have instructed T. Rowe Price NOT to tender the balance of the Shares credited to your individual account under the 401(k) Plan. If you instruct T. Rowe Price to tender more Shares than are in your account on August 19, 2004 (or three business days prior to the expiration date of the Offer if the Offer is extended) then T. Rowe Price will tender all the Shares in your account.

•	CHECK BOX 3 if you do not want the Shares credited to your individual account tendered for sale in accordance with the terms of the Offer and simply want the 401(k) Plan to continue holding such Shares.

(2)	Date and sign the Trustee Direction Form in the space provided.

(3)

Return the Trustee Direction Form in the enclosed return envelope so that it is received by Computershare Trust Company of New York at the address on the return envelope (Wall Street Station, P.O. Box 1010, New York, New York 10268-1010) not later than 5:00 p.m., New York City time, on August 19, 2004, unless the Offer is extended, in which case the deadline for receipt of your Trustee Direction Form will be 5:00 p.m., New York City time, on the third business day prior to the expiration of the Offer, as extended, if administratively feasible. If you wish to return the form by overnight mail, please send it to Computershare Trust Company of New York, at Wall Street Plaza, 88 Pine Street, 19th Floor, New York, New York 10005.

Your direction will be deemed irrevocable unless withdrawn by 5:00 p.m., New York City time, on August 19, 2004, unless the Offer is extended, in which case the deadline for receipt of your notice of withdrawal will be 5:00 p.m., New York City time, on the third business day prior to the expiration of the Offer, as extended. In order to make an effective withdrawal, you must submit a new Trustee Direction Form, which may be obtained by calling Ross Wilkens at (312) 229-2082. Your new Trustee Direction Form needs to include your name, address and Social Security number. Upon receipt of a new, completed, signed and dated Trustee Direction Form, your previous direction will be deemed cancelled.

After the deadline above for returning the Trustee Direction Form to Computershare Trust Company, Computershare Trust Company will complete the tabulation of all directions and provide such information to T. Rowe Price, who, as directed trustee, will tender the appropriate number of Shares to the Company. Unless the Offer is terminated or amended in accordance with its terms, the Company will then buy all such Shares, up to 11,200,000 that were tendered. Since certain of the Company’s stockholders have indicated that they intend to tender an aggregate of more than 11,200,000 Shares, it is expected that tendered Shares will be purchased on a pro rata basis, with appropriate adjustments to avoid the purchase of fractional Shares, except for “odd lots,” (share accounts with fewer than 100 Shares) which will be purchased on a priority basis as described in Section 1 of the Offer to Purchase. The number of Shares that T. Rowe Price tenders pursuant to your direction that are not accepted for purchase by the Company due to proration will remain in your account under the 401(k) Plan.

The preferential treatment of holders of fewer than 100 Shares, whereby the Company will buy all Shares tendered by such holders as a priority without proration, as described in Section 1 of the Offer to Purchase, will not be afforded to 401(k) Plan participants. Additionally, the conditional tender of Shares, as described in Section 6 of the Offer to Purchase will likewise not be afforded to participants in the 401(k) Plan.

EFFECT OF TENDER ON YOUR ACCOUNT

For any Shares in the 401(k) Plan that are tendered and purchased by the Company, the Company will pay cash to the 401(k) Plan. INDIVIDUAL PARTICIPANTS IN THE 401(K) PLAN WILL NOT, HOWEVER, RECEIVE ANY CASH TENDER PROCEEDS DIRECTLY. ALL SUCH PROCEEDS WILL REMAIN IN THE 401(K) PLAN AND MAY BE WITHDRAWN ONLY IN ACCORDANCE WITH THE TERMS OF THE 401(K) PLAN.

T. Rowe Price will invest proceeds received with respect to Shares credited to your account in the T. Rowe Price Stable Value Fund as soon as administratively possible after receipt of proceeds. You may access your accounts in the normal manner at http://rps.troweprice.com to learn the effect of the tender on your account or to have the proceeds from the sale of Shares which were invested in the T. Rowe Price Stable Value Fund invested in other investment options offered under the 401(k) Plan.

SHARES OUTSIDE THE 401(K) PLAN

If you hold Shares directly or through the CCC Employee Stock Purchase Plan or hold vested stock options, you will receive, under separate cover, tender offer materials which can be used to tender such Shares.

Those tender offer materials may not be used to direct T. Rowe Price to tender or not tender the Shares credited to your individual account under the 401(k) Plan. The direction to tender or not tender Shares credited to your individual account under the 401(k) Plan may only be made in accordance with the procedures in this letter on the Trustee Direction Form. Similarly, the enclosed Trustee Direction Form may not be used to tender non-401 (k) Plan Shares.

FURTHER INFORMATION

If you require additional information concerning the procedure to tender Shares credited to your individual account under the 401(k) Plan, please contact Ross Wilkens at (312) 229-2082. If you require additional information concerning the terms and conditions of the Offer, please call Georgeson Shareholder Communications Inc., the Information Agent, at 1-800-255-4719.

Sincerely,

CCC Information Services Inc.

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